UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12 )*

Power-One, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
739308104
(CUSIP Number)
David A. Knight, c/o Stephens Inc., 111 Center Street, Little Rock, AR 72201, (501) 377-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 4, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		2,072,922

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		350,434

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,072,922

WITH	10	SHARED DISPOSITIVE POWER

		350,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,423,356

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.3

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren & Harriet Stephens Children’s Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		111,187

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		111,187

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

111,187

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Harriet Calhoun Stephens Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		42,674

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,194

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		42,674

WITH	10	SHARED DISPOSITIVE POWER

		1,194

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	43,868

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		42,674

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,194

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		42,674

WITH	10	SHARED DISPOSITIVE POWER

		1,194

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	43,868

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens Trust UID 9/10/86

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		65,086

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,086

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,086

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens Trust UID 12/01/87

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		65,086

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,086

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,086

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens Trust UID 12/28/90

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		65,086

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,086

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,086

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Douglas H. Martin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		27,137

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,455

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,137

WITH	10	SHARED DISPOSITIVE POWER

		18,455

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	45,592

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Curtis F. Bradbury, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		268,668

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		129,642

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		268,668

WITH	10	SHARED DISPOSITIVE POWER

		129,642

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	398,310

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.4

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	739308104
Introductory Statement
     This Amendment No. 12 to Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of Power-One, Inc. (“Power One”). It is being filed to report that the reporting persons have ceased to beneficially own more than 5% of the outstanding Common Stock. This Amendment No. 12 amends and supplements (i) the Schedule 13D initially filed by the reporting persons on June 11, 1998, (ii) Amendment No. 1 to the Statement filed by the reporting persons on October 28, 1999, (iii) Amendment No. 2 to the Statement filed by the reporting persons on June 19, 2000, (iv) Amendment No. 3 to the Statement filed by the reporting persons on August 7, 2000, (v) Amendment No. 4 to the Statement filed by the reporting persons on November 30, 2000, (vi) Amendment No. 5 to the Statement filed by the reporting persons on December 7, 2001, (vii) Amendment No. 6 to the Statement filed by the reporting persons on March 13, 2003, (viii) Amendment No. 7 to the Statement filed by the reporting persons on February 14, 2008, (ix) Amendment No. 8 to the Statement filed by the reporting persons on March 13, 2008, (x) Amendment No. 9 to the Statement filed by the reporting persons on March 17, 2008, (xi) Amendment No. 10 to the Statement filed by the reporting persons on June 25, 2008, and (xii) Amendment No. 11 to the Statement filed by the reporting persons on February 16, 2010 (collectively, the “Prior Filings” and together with this Amendment No. 12, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings. Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported in the Prior Filings.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Item 5(a) is amended and restated to read in its entirety as follows:
          (a) The following table discloses the beneficial ownership of the Common Stock by the reporting persons and their respective directors and control persons. Because of interrelationships among the various reporting persons, certain shares of the Common Stock may be reported as being beneficially owned by more than one person.

	Number of
	Shares	Percent of
	Beneficially	Outstanding	Voting Power		Dispositive Power
Name	Owned	Shares(1)	Sole	Shared	Sole	Shared
Warren A. Stephens(2)	2,423,356	2.3	2,072,922	350,434	2,072,922	350,434
Warren and Harriet Stephens Children’s Trust	111,187	0.1	111,187	0	111,187	0
Harriet C. Stephens Trust	43,868	0.0	42,674	1,194	42,674	1,194
Harriet C. Stephens(3)	43,868	0.0	42,674	1,194	42,674	1,194
Warren Miles Amerine Stephens Trust	65,086	0.1	65,086	0	65,086	0
John Calhoun Stephens Trust	65,086	0.1	65,086	0	65,086	0
Laura Whitaker Stephens Trust	65,086	0.1	65,086	0	65,086	0
Douglas H. Martin(4)	45,592	0.0	27,137	18,455	27,137	18,455
Curtis F. Bradbury(5)	398,310	0.4	268,668	129,642	268,668	129,642

(1)	Based on 106,295,633 shares of the Common Stock reported as outstanding in the Form 10Q filed by Power One on August 13, 2010.

(2)	Includes 65,086 shares owned by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, as to which Mr. Stephens, as sole Trustee, has sole voting power and sole dispositive power, 1,771,761 shares owned by Stephens Investments Holdings LLC as to which Mr. Stephens, as Manager, has sole voting power and sole dispositive power, 100,060 shares owned by Warren A. Stephens IRA as to which Mr. Stephens has sole voting power and sole dispositive power, and 5,843 shares owned by Warren A. Stephens Trust as to which Mr. Stephens, as sole

CUSIP No.	739308104

trustee, has sole voting power and dispositive power. Also includes 7,235 shares owned by Stephens Investment Partners 2000A LLC, and 11,220 shares owned by Stephens Investment Partners 2000B LLC, as to which Mr. Stephens, as Co-Manager, has shared voting power and shared dispositive power. Also includes 216,753 shares held in discretionary customer accounts as to which Mr. Stephens may be deemed to have shared voting power and shared dispositive power, and 111,187 shares owned by Warren and Harriet Stephens Childrens Trust for benefit of reporting person’s children as to which Mr. Stephens may be deemed to have shared voting and dispositive power. Also includes 3,763 shares owned by Stephens Investments Holdings LLC, and 276 shares owned by Warren A. Stephens Trust as to which Mr. Stephens has shared voting power and shared dispositive power.

(3)	Includes 42,674 shares beneficially owned by Harriet Calhoun Stephens Trust as to which Ms. Stephens has sole voting power and sole dispositive power. Also includes 1,194 shares owned by Harriet Calhoun Stephens Trust as to which Ms. Stephens has shared voting power and shared dispositive power. Excludes shares beneficially owned by Harriet Calhoun Stephens’ husband, Warren A. Stephens.

(4)	Includes 2,908 shares owned by Martin Family Partnership IV as to which Mr. Martin has sole voting power and sole dispositive power. Also includes 23,629 shares owned individually as to which Mr. Martin has sole voting power and sole dispositive power. Also includes 7,235 shares owned by Stephens Investment Partners 2000A LLC, and 11,220 shares owned by Stephens Investment Partners 2000B LLC, as to which Mr. Martin, as Co-Manager of the LLCs, has shared voting power and shared dispositive power. Also includes 200 shares owned by each of three minor children.

(5)	Includes 267,168 shares owned individually and 1,500 shares held in a custodial account, as to which Mr. Bradbury has sole voting power and sole dispositive power. Also includes 7,235 shares owned by Stephens Investment Partners 2000A LLC, and 11,220 shares owned by Stephens Investment Partners 2000B LLC, as to which Mr. Bradbury, as Co-Manager of the LLCs, has shared voting power and shared dispositive power. Also includes 111,187 shares owned by Warren and Harriet Stephens Children’s Trust as to which Mr. Bradbury, as Co-Trustee, has shared voting power and shared dispositive power.
     Item 5(b) is supplemented by adding the following:
          During the past sixty days, the reporting persons made the following open market sales of Common Stock:
          Curtis F. Bradbury, Jr. sold 21,300 shares on August 3, 2010 at an average price of $12.0598 per share, and 28,700 shares on August 4, 2010 at an average price of $12.0892 per share. On August 3, 2010, Doug Martin sold 4,000 shares at a price of $12.30 per share, 400 shares at an average price of 12.4075 per share, 10,000 shares at an average price of $12.2510 per share, 400 shares at an average price of $12.43 per share, and 1,000 shares at an average price of $12.44 per share. On August 3, 2010, Laura Whitaker Stephens Trust, John Calhoun Stephens Trust, and Warren Miles Amerine Stephens Trust, each sold 65,085 shares at an average price of $12.1549 per share. On August 4, 2010, Warren and Harriet Stephens Childrens Trust sold 110,469 shares at an average price of $11.7531 per share. Harriet Calhoun Stephens Trust sold 21,195 shares on August 3, 2010 at an average price of $12.1549 per share, and 21,479 shares on August 4, 2010 at an average price of $11.7531 per share. Warren Stephens sold 55,000 shares on July 22, 2010 at an average price of $9.603 per share, 100,000 shares on August 3, 2010 at an average price of $12.3127 per share, 5,843 shares on August 3, 2010 at an average price of $12.1549 per share, 467,220 shares on August 4, 2010 at an average price of $11.7531 per share, 871,100 shares on August 5, 2010 at an average price of $11.8992 per share, and 533,500 shares on August 6, 2010 at an average price of $12.0712 per share.
     Item 5(c) is supplemented by adding the following:
          On August 4, 2010, the reporting persons ceased to be the beneficial owners of more than five percent of the outstanding Common Stock and are filing this final Schedule 13D.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
          Agreement to File Joint Schedule 13D

CUSIP No.	739308104
SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
August 16, 2010
Date

/s/ Todd Ferguson
Todd Ferguson, as attorney in fact for Warren A. Stephens, Warren & Harriet Stephens Children’s Trust, Harriet C. Stephens Trust, Harriet C. Stephens, Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens Trust, Douglas H. Martin, and Curtis F. Bradbury, Jr.